Exhibit 3.17

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 05:00 PM 10/30/2001
010545353 – 3451715

CERTIFICATE OF FORMATION

OF

HORIZON SERVICES GROUP, LLC

1.	The name of the limited liability company is HORIZON SERVICES GROUP, LLC.

2.	The address of the company is 2101 Rexford Road, Suite 350 West, Charlotte, North Carolina 28211.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

4.	Horizon Services Group, LLC may carry on any lawful business, purpose or activity pursuant to Delaware Corporation Law Chapter 18 Section 18-106.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of HORIZON SERVICES GROUP, LLC this 30th day of October, 2001.

CSX LINES, LLC

Authorized Person

By:
Sandra L. Frazier, Assistant Secretary